SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33746; 812-14949

First Eagle BDC, LLC, <u>et al.</u>

January 14, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions that otherwise would be prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds and accounts.

Applicants: First Eagle BDC, LLC ("FE BDC"), First Eagle BDC Adviser, LLC ("FE BDC Adviser"), First Eagle Private Credit, LLC ("FE Private Credit"), First Eagle Private Credit Advisors, LLC ("FE Private Credit Advisors"), First Eagle Investment Management, LLC ("First Eagle"), and the following funds (referred to collectively as the "Existing Affiliated Funds"): First Eagle Direct Lending Fund I, LP First Eagle Direct Lending Fund I (EE), LP; First Eagle Direct Lending Fund I (Parallel), LP; First Eagle DL Fund I Aggregator LLC; NewStar Arlington Senior Loan Program LLC; First Eagle Berkeley Fund CLO LLC; First Eagle Clarendon Fund CLO LLC; NewStar Commercial Loan Funding 2016-1 LLC; NewStar Commercial Loan Funding 2017-1 LLC; First Eagle Commercial Loan Originator I LLC; NewStar Exeter Fund CLO LLC; NewStar Fairfield Fund CLO Ltd.; First Eagle Warehouse Funding I LLC; and First Eagle Dartmouth Holding LLC.

Filing Dates: The application was filed on May 28, 2019 and amended on October 17, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 10, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: David O'Connor, First Eagle Investment Management, LLC, 1345 Avenue of the Americas, New York, NY 10105, and Thomas Friedmann and Stephen Bier, Dechert LLP, One International Place, 40th Floor, 100 Oliver Street, Boston, MA 02110.

FOR FURTHER INFORMATION CONTACT: Kyle R. Ahlgren, Senior Counsel, at 202-551-6857, or Holly L. Hunter-Ceci, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Introduction:

1.   The applicants request an order of the Commission under sections 17(d) and 57(i) of the Act and rule 17d-1 thereunder (the "Order") to permit, subject to the terms and conditions set

forth in the application (the "Conditions"), a Regulated Fund[1] (or any Wholly Owned Investment

Sub of such Regulated Fund), on the one hand, and one or more other Regulated Funds (or any

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[1]   "Regulated Funds" means (a) FE BDC (the "Existing Regulated Fund"), (b) the Future Regulated Funds (defined below) and (c) the BDC Downstream Funds (defined below).

"Future Regulated Fund" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC and (b) whose investment adviser or sub-adviser is an Adviser (defined below).

"BDC Downstream Fund" means with respect to any Regulated Fund that is a BDC, an entity (a) that the BDC directly or indirectly controls, (b) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly Owned Investment Sub (defined below).

"Adviser" means any Existing Adviser (defined below) and any Future Adviser (defined below); provided that an Adviser serving as a sub-adviser to an Affiliated Fund (defined below) is included in this term only if such Adviser controls the entity. The term Adviser does not include any primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser, except that such primary investment adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. The primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions (defined below) under the requested Order.

"Wholly Owned Investment Sub" means any entity (i) that is wholly owned by an Existing Regulated Fund or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and issue debt on behalf or in lieu of such Regulated Fund; (iii) with respect to which such Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the Conditions to this Application; and (iv) that either (a) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (b) relies on Rule 3a-7 under the Act .

"Existing Adviser" means First Eagle, FE Private Credit, and FE Private Credit Advisors.

"Future Adviser" means any future investment adviser that (i) controls, is controlled by or is under common control with First Eagle, (ii) (a) is registered as an investment adviser under the Advisers Act or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with First Eagle, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

"Affiliated Fund" means (a) any Existing Affiliated Fund and (b) any entity (i) whose investment adviser or sub-adviser is an Adviser, (ii) that either (x) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, and (iii) that is not a BDC Downstream Fund (together with each such entity's direct and indirect wholly owned subsidiaries); provided that an entity sub-advised by an Adviser is included in this term only if such Adviser serving as sub-adviser controls the entity.

"Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more Affiliated Funds, one or more FE Proprietary Accounts (defined below), and/or one or more other Regulated Funds (or

Wholly Owned Investment Sub of such Regulated Fund), one or more Affiliated Funds and/or one ore more FE Proprietary Accounts, on the other hand, to participate in the same investment opportunities where such participation would otherwise be prohibited under section 17(d) or 57(a)(4) and the rules under the Act.[2]

Applicants:

2.   FE BDC is a Delaware limited liability company and structured as an externally managed, non-diversified closed-end management investment company that will elect to be regulated as a business development company ("BDC") under the Act.[3] FE BDC will be managed by a Board[4] that will be comprised of five directors, three of whom will be Independent Directors of FE BDC.[5]

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its Wholly Owned Investment Sub) without obtaining and relying on the Order.

"FE Proprietary Accounts" means (a) FE Private Credit, (b) FE Private Credit Advisors and (c) any entity that (i) is a wholly- or majority-owned subsidiary of First Eagle, (ii) is advised by an Adviser and (iii) from time to time, may hold various financial assets in a principal capacity. For the avoidance of doubt, neither the Regulated Funds nor the Affiliated Funds shall be deemed to be FE Proprietary Accounts.

[2]   A "Co-Investment Transaction" is any transaction in which a Regulated Fund (or its Wholly Owned Investment Sub) participates together with one or more Affiliated Funds, one or more FE Proprietary Accounts, and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) in reliance on the requested Order. All existing entities that currently intend to rely on the Order have been named as applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and Conditions set forth in the application.

[3]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

[4]   "Board" means (a) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (b) with respect to a BDC Downstream Fund, the Independent Party (defined below) of the BDC Downstream Fund.

"Independent Party" means, with respect to a BDC Downstream Fund, (a) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (b) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

[5]   "Independent Director" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-

3.   FE BDC Adviser is a Delaware limited liability company and is registered with the Commission as an investment adviser under the Advisers Act. FE BDC Adviser will serve as the investment adviser to FE BDC. Subject to the general supervision of the FE BDC Board, FE BDC Adviser will be responsible for the overall management of FE BDC's activities and for the supervision and ongoing monitoring of FE Private Credit, but FE Private Credit will be responsible for the day-to-day management of FE BDC's investment portfolio.

4.   FE Private Credit is a Delaware limited liability company registered with the Commission as an investment adviser under the Advisers Act. FE Private Credit serves as the investment adviser to certain Existing Affiliated Funds and will serve as the sub-adviser to FE BDC. FE Private Credit will be responsible for originating certain prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring the investments and portfolio companies of FE BDC and certain Existing Affiliated Funds that it manages on an ongoing basis.

5.   First Eagle is a Delaware limited liability company registered with the Commission as an adviser under the Advisers Act. First Eagle is the parent company of each of FE BDC Adviser, FE Private Credit, and FE Private Credit Advisors and is a subsidiary of First Eagle Holdings, Inc., a holding company.

6.   The Existing Affiliated Funds are the investment funds identified in Schedule A to the application. Applicants represent that each Existing Affiliated Fund is a separate and distinct legal entity and would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. FE Private Credit manages each of the Existing Affiliated Funds with the exception of First Eagle

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Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

Warehouse Funding I LLC and First Eagle Dartmouth Holding LLC, which are managed by First Eagle DL Fund I Aggregator LLC.

7.   Applicants state that a Regulated Fund may, from time to time, form one or more Wholly Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund or FE Proprietary Account because it would be a company controlled by its parent Regulated Fund for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants' Representations:

A.   Allocation Process

8.   Applicants represent that each Existing Adviser has established, and each Future Adviser will establish, rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. Further, applicants represent that these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions.

9.   Specifically, applicants state that each Existing Adviser is, and each Future Adviser will be, organized and managed such that the individual portfolio managers, as well as the teams and committees of portfolio managers, analysts and senior management ("Investment Teams" and "Investment Committees"), responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities. If the Order is

granted, the Advisers will establish, maintain and implement policies and procedures reasonably

designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds

are promptly notified and receive the same information about the opportunity as any other Advisers

considering the opportunity for their clients or as any FE Proprietary Accounts considering the

opportunity for themselves. In particular, consistent with Condition 1, if a Potential Co-Investment

Transaction falls within the then-current Objectives and Strategies[6] and any Board-Established

Criteria[7] of a Regulated Fund, the policies and procedures will require that the relevant portfolio

managers, Investment Teams and/or Investment Committees responsible for that Regulated Fund

receive sufficient information to allow the Regulated Fund's Adviser to make its independent

determination and recommendations under the Conditions.

          10.   The Adviser to each applicable Regulated Fund will then make an

independent determination of the appropriateness of the investment for the Regulated Fund in light

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[6]   "Objectives and Strategies" means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current filings with the Commission under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and the Act, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

[7]   "Board-Established Criteria" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund's Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

of the Regulated Fund's then-current circumstances.[8] If the Adviser to a Regulated Fund deems the Regulated Fund's participation in such Potential Co-Investment Transaction to be appropriate, then it will formulate a recommendation regarding the proposed order amount for the Regulated Fund.

11.   Applicants state that, for each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will formulate a proposed order amount. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers' written allocation policies and procedures, by a credit opportunity allocation committee to be established by the Advisers on which senior management and at least one legal/compliance person participate. The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its "Internal Order". The Internal Order will be submitted for approval by the Required Majority[9] of any participating Regulated Funds in accordance with the Conditions.

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[8]   With respect to FE Proprietary Accounts other than FE Private Credit and FE Private Credit Advisors, Applicants acknowledge that such FE Proprietary Accounts are not funds advised by Advisers because they are advised by Advisers pursuant to investment management agreements. The Applicants do not believe that the participation of the FE Proprietary Accounts in Co-Investment Transactions would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds. With respect to Potential Co-Investment Transactions within a Regulated Fund's Objectives and Strategies and Board-Established Criteria that are considered by a FE Proprietary Account, such Potential Co-Investment Transactions will be referred to the Advisers of the Regulated Funds by the Adviser of the FE Proprietary Account to ensure that Condition 1(a) will be satisfied.

[9]   "Required Majority" means a required majority, as defined in section 57(o) of the Act. In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o). In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

12.	If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the "External Submission"), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.[10] If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then

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[10]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.

"Eligible Directors" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

B.   Follow-On Investments

13.   Applicants state that from time to time the Regulated Funds, Affiliated Funds and FE Proprietary Accounts may have opportunities to make Follow-On Investments[11] in an issuer in which a Regulated Fund and one or more other Regulated Funds, one or more Affiliated Funds and/or one or more FE Proprietary Accounts previously have invested.

14.   Applicants propose that Follow-On Investments would be divided into two categories depending on whether the Regulated Funds and Affiliated funds (and potentially FE Proprietary Accounts) holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer, including any Pre-Boarding Investments.[12] If such Regulated Funds and Affiliated Funds (and potentially FE Proprietary Accounts) had previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process governed by Condition 8 (such Follow-On Investments are referred to as "Standard Review Follow-Ons"). If such Regulated

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[11]   "Follow-On Investment" means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

[12]   "Pre-Boarding Investments" are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds, one or more FE Proprietary Accounts and/or one or more other Regulated Funds that: (i) were acquired prior to participating in any Co-Investment Transaction: (ii) were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and (iii) were acquired either: (x) in reliance on one of the JT No-Action Letters (defined below); or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

    "JT No-Action Letters" means SMC Capital, Inc., SEC Staff Letter (Sep. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC Staff Letter (Jun. 7, 2000).

Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the "onboarding process" governed by Condition 9 (such Follow-On Investments are referred to as "Enhanced Review Follow-Ons"). All Enhanced Review Follow-Ons require the approval of the Required Majority. For a given issuer, the participating Regulated Funds and Affiliated Funds would need to comply with the requirements of Enhanced-Review Follow-Ons only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer would be governed by the requirements applicable to Standard Review Follow-Ons.

15. A Regulated Fund would be permitted to invest in Standard Review Follow-Ons either with the approval of the Required Majority under Condition 8(c) or without Board approval under Condition 8(b) if it is (i) a Pro Rata Follow-On Investment[13] or (ii) a Non-Negotiated Follow-On Investment.[14] Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On

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[13] A "Pro Rata Follow-On Investment" is a Follow-On Investment (i) in which the participation of each Regulated Fund, each Affiliated Fund and each FE Proprietary Account is proportionate to its outstanding investments in the issuer or security, as appropriate, immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

[14] A "Non-Negotiated Follow-On Investment" is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds, one or more FE Proprietary Accounts and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Investments and Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with Condition 10.

C. Dispositions

16. Applicants propose that Dispositions[15] would be divided into two categories. If the Regulated Funds and Affiliated Funds (and potentially FE Proprietary Accounts) holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition would be subject to the process described in Condition 6 (such Disposition, a "Standard Review Disposition"). If the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition would be subject to the "onboarding process" described in Condition 7 (such Disposition, an "Enhanced Review Disposition"). Subsequent Dispositions with respect to the same issuer would be governed by Condition 6 under the Standard Review Dispositions.[16]

17. A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority under Condition 6(d) or without Board approval under Condition 6(c) if (i) the Disposition is a Pro Rata Disposition[17] or (ii) the securities are Tradable

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[15] "Disposition" means the sale, exchange or other disposition of an interest in a security of an issuer.

[16] However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

[17] A "Pro Rata Disposition" is a Disposition (i) in which the participation of each Regulated Fund, each Affiliated Fund and each FE Proprietary Account is proportionate to its outstanding investment in the

Securities[18] and the Disposition meets the other requirements of Condition 6(c)(ii). Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with Condition 10.

        D.   <u>Delayed Settlement</u>

        18.   Applicants represent that under the terms and Conditions of the application, all Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

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security subject to Disposition immediately preceding the Disposition; and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

[18]   "Tradable Security" means a security that meets the following criteria at the time of Disposition: (i) it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act; (ii) it is not subject to restrictive agreements with the issuer or other security holders; and (iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

E.   Holders

19.   Under Condition 15, if an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the Condition. Applicants believe that this Condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit participation by a registered investment company and an affiliated person in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application. Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

2.   Similarly, with regard to BDCs, section 57(a)(4) of the Act generally prohibits certain persons specified in section 57(b) from participating in joint transactions with the BDC or a company controlled by the BDC in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4),

the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs.

3.   Co-Investment Transactions are prohibited by either or both of rule 17d-1 and section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds, FE Proprietary Accounts and the Regulated Funds participating in such transactions fall within the category of persons described by rule 17d-1 and/or section 57(b), as modified by rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund. Each of the participating Affiliated Funds, FE Proprietary Accounts and Regulated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of section 2(a)(3) by reason of common control because (i) First Eagle will control FE BDC and FE Private Credit and any other Adviser will be controlling, controlled by or under common control with First Eagle, (ii) the BDC Downstream Funds[19] and Wholly Owned Investment Subs will be controlled by the Regulated Funds; and (iii) the FE Proprietary Accounts are or will be controlling, controlled by or under common control with First Eagle. Thus, the Advisers, BDC Downstream Funds, Wholly Owned Investment Subs and FE Proprietary Accounts may be deemed to be related to a Regulated Fund in a manner described by section 57(b) and/or related to other Regulated Funds in a manner described by rule 17d-1; and therefore the prohibitions of rule 17d-1 and section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with

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[19]   "BDC Downstream Fund" means, with respect to any Regulated Fund that is a BDC, an entity (a) that the BDC directly or indirectly controls, (b) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (c) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (d) whose investment adviser is an Adviser and (d) that is not a Wholly Owned Investment Sub.

the Regulated Funds. Each Regulated Fund would also be related to each other Regulated Fund in a manner described by 57(b) or rule 17d-1, as applicable, and thus prohibited from participating in Co-Investment Transactions with each other.

4.   In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

5.   Applicants state that in the absence of the requested relief, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Applicants state that, as required by rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. Applicants further state that the Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions in accordance with the Conditions will be consistent with the provisions, policies, and purposes of the Act and would be done in a manner that is not different from, or less advantageous than, that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following Conditions:

1.   Identification and Referral of Potential Co-Investment Transactions.

(a)   The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified, for each Regulated Fund the Adviser manages, of all Potential Co-Investment Transactions that (i) an Adviser considers for any other Regulated Fund or Affiliated Fund and (ii) fall within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria.

(b)   When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   Board Approvals of Co-Investment Transactions.

(a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. of the application. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with these Conditions.

(c)   After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-

Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund, each participating Affiliated Fund, and each participating FE Proprietary Account) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds, Affiliated Fund or FE Proprietary Accounts only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

 (i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

 (ii) the transaction is consistent with:

  (A) the interests of the Regulated Fund's equity holders; and

  (B) the Regulated Fund's then-current Objectives and Strategies;

 (iii) the investment by any other Regulated Fund(s), Affiliated Fund(s) or FE Proprietary Account(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s), Affiliated Fund(s) or FE Proprietary Account(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

  (A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business

days, in either case, so long as: (x) the date on which the commitments of the Affiliated Funds and Regulated Funds are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds and FE Proprietary Accounts (who may, in turn, share their portion with their affiliated persons) and any

participating Regulated Fund(s) in accordance with the amount of each such party's investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[20] financial benefit to the Advisers, any other Regulated Funds, the Affiliated Funds, the FE Proprietary Accounts or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3. Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[21] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.[22]

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[20] For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[21] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[22] "Related Party" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

"Close Affiliate" means the Advisers, the other Regulated Funds, the Affiliated Funds and any other person described in section 57(b) (after giving effect to rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in section 57(b) to section 2(a)(3)(D).

"Remote Affiliate" means any person described in section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

5.   Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund, Affiliated Fund and FE Proprietary Account and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.   Standard Review Dispositions.

(a)   *General.* If any Regulated Fund, Affiliated Fund or FE Proprietary Account elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds, Affiliated Funds and FE Proprietary Accounts have previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to such Regulated Fund, Affiliated Fund or FE Proprietary Account, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)   *Same Terms and Conditions.* Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds, FE Proprietary Accounts and any other Regulated Funds.

(c)   *No Board Approval Required.* A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)   (A) the participation of each Regulated Fund, Affiliated Fund and FE Proprietary Account in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[23]   (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)   each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds, Affiliated Funds and FE Proprietary Accounts is price.

(d)   *Standard Board Approval.* In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

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[23]   In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's, Affiliated Fund's and FE Proprietary Accounts' outstanding investment in the security in question immediately preceding the Disposition.

7.   Enhanced Review Dispositions.

(a)   *General.* If any Regulated Fund, Affiliated Fund or FE Proprietary Account elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds, Affiliated Funds and FE Proprietary Accounts have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to such Regulated Fund, Affiliated Fund or FE Proprietary Account, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds, Affiliated Funds and FE Proprietary Accounts, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval.* The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)   the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv).

(ii)   the making and holding of the Pre-Boarding Investments were not prohibited by section 57 or rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)   *Additional Requirements.* The Disposition may only be completed in reliance on the Order if:

(i)   *Same Terms and Conditions.* Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds, the FE Proprietary Accounts and any other Regulated Funds;

(ii)   *Original Investments.* All of the Affiliated Funds', Regulated Funds' and FE Proprietary Accounts' investments in the issuer are Pre-Boarding Investments;

(iii)   *Advice of counsel.* Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by section 57 (as modified by rule 57b-1) or rule 17d-1, as applicable;

(iv)   *Multiple Classes of Securities.* All Regulated Funds, Affiliated Funds and FE Proprietary Accounts that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds, Affiliated Funds and FE Proprietary Accounts hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's, Affiliated Fund's or FE Proprietary Accounts' holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[24] in amount, including immaterial relative to the size of the issuer; and (y) the

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[24]   In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)   *No control.* The Affiliated Funds, the FE Proprietary Accounts, the other Regulated Funds and their affiliated persons (within the meaning of section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of section 2(a)(9) of the Act).

8.   <u>Standard Review Follow-Ons</u>.

(a)   *General.* If any Regulated Fund, Affiliated Fund or FE Proprietary Account desires to make a Follow-On Investment in an issuer and the Regulated Funds, Affiliated Funds and FE Proprietary Accounts holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund, Affiliated Fund or FE Proprietary Account, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)   *No Board Approval Required.* A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)   (A) the proposed participation of each Regulated Fund, each Affiliated Fund and each FE Proprietary Account in such investment is proportionate to its outstanding

investments in the issuer or the security at issue, as appropriate,[25] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application); or

(ii)   it is a Non-Negotiated Follow-On Investment.

(c)   *Standard Board Approval.* In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)   *Allocation.* If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds', the Affiliated Funds' and the FE Proprietary Account's outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

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[25]   To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds, Affiliated Funds and FE Proprietary Accounts proportionality will be measured by each participating Regulated Fund's, Affiliated Fund's and FE Proprietary Account's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds, Affiliated Funds or FE Proprietary Accounts, proportionality will be measured by each participating Regulated Fund's, Affiliated Fund's and FE Proprietary Account's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds and FE Proprietary Accounts, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. of the application.

(e)   *Other Conditions.* The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in the application.

9.   <u>Enhanced Review Follow-Ons</u>.

(a)   *General.* If any Regulated Fund, Affiliated Fund or FE Proprietary Account desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds, Affiliated Funds and FE Proprietary Accounts holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund, Affiliated Fund or FE Proprietary Account, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds, Affiliated Funds, and FE Proprietary Accounts including the terms of

such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval.* The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by section 57 (as modified by rule 57b-1) or rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c)   *Additional Requirements.* The Follow-On Investment may only be completed in reliance on the Order if:

(i)   *Original Investments.* All of the Affiliated Funds', Regulated Funds' and FE Proprietary Accounts' investments in the issuer are Pre-Boarding Investments;

(ii)   *Advice of counsel.* Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by section 57 (as modified by rule 57b-1) or rule 17d-1, as applicable;

(iii)   *Multiple Classes of Securities.* All Regulated Funds, Affiliated Funds and FE Proprietary Accounts that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds, Affiliated Funds

and FE Proprietary Accounts hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's, Affiliated Fund's or FE Proprietary Accounts' holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)   *No control.* The Affiliated Funds, the FE Proprietary Accounts, the other Regulated Funds and their affiliated persons (within the meaning of section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of section 2(a)(9) of the Act).

(d)   *Allocation.* If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds', the Affiliated Funds', and FE Proprietary Accounts' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds and FE Proprietary Accounts, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro

rata based on the size of the Internal Orders, as described in section III.A.1.b. of the application.

(e)   *Other Conditions.* The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in the application.

10.   <u>Board Reporting, Compliance and Annual Re-Approval</u>.

(a)   Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds or FE Proprietary Accounts during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds, Affiliated Funds or FE Proprietary Accounts that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)   All information presented to the Regulated Fund's Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)   The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually (a) whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund's best interests and (b) the continued appropriateness of any Board-Established Criteria.

11.   <u>Record Keeping</u>. Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under section 57(f).

12.   <u>Director Independence</u>. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund or FE Proprietary Account.

13.   <u>Expenses</u>. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the

extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds and FE Proprietary Accounts in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.   Transaction Fees.[26] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the FE Proprietary Accounts, the other Regulated Funds or any affiliated person of the Affiliated Funds, the FE Proprietary Accounts or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds, the Affiliated Funds and the FE Proprietary Accounts, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

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[26]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

15.   Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

16.   FE Proprietary Accounts. The FE Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent that the aggregate Internal Orders for a Potential Co-Investment Transaction, as described in section III.A.1.b of the application, are less than the total investment opportunity.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary